Mail Stop 4561

December 21, 2007

VIA U.S. MAIL AND FAX (212) 793-1969

Jennifer Magro
Chief Financial Officer
Smith Barney Mid West Futures Fund L.P. II
c/o Citigroup Managed Futures LLC
731 Lexington Ave. – 25th Floor
New York, New York 10022

> **Re: Smith Barney Mid West Futures Fund L.P. II**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-28336**

Dear Ms. Magro:

We issued comments to you on the above captioned filing on September 26, 2007**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 8, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 8, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief
Branch Chief